

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

March 1, 2010

Mr. Harry Miller
President and Chief Executive Officer
Preferential Equities Corporation
P.O. Box 741
Bellevue, WA 98009

Re: Preferential Equities Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Forms 10-Q for the Quarter Ended September 30, 2009
File No. 000-52331

Dear Mr. Miller:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services